Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164777

CLARION PARTNERS PROPERTY TRUST INC.

SUPPLEMENT NO. 9 DATED FEBRUARY 1, 2013

TO THE PROSPECTUS DATED APRIL 23, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2012 and Supplement No. 8 dated January 22, 2013, relating to our offering of up to $2,250,000,000 in shares of our common stock. Terms used in this Supplement No. 9 and not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

•                  our historical NAV per share for the month of January 2012; and

•                  the designation, issuance and sale of our Series A preferred stock.

Historical NAV Per Share

The unaudited net asset value, or NAV, per Class A and Class W share of our common stock, as determined in accordance with our valuation guidelines, for each day that the New York Stock Exchange was open for unrestricted trading, which we refer to as a business day, during the month of January 2013 is set forth below.

	NAV Per Share
Date	Class A	Class W
January 2, 2013	$10.05	$10.05
January 3, 2013	$10.05	$10.06
January 4, 2013	$10.06	$10.06
January 7, 2013	$10.06	$10.06
January 8, 2013	$10.06	$10.06
January 9, 2013	$10.06	$10.06
January 10, 2013	$10.10	$10.11
January 11, 2013	$10.11	$10.11
January 14, 2013	$10.11	$10.11
January 15, 2013	$10.11	$10.11
January 16, 2013	$10.11	$10.12
January 17, 2013	$10.11	$10.12
January 18, 2013	$10.11	$10.12
January 22, 2013	$10.12	$10.12
January 23, 2013	$10.12	$10.13
January 24, 2013	$10.12	$10.13
January 25, 2013	$10.12	$10.13
January 28, 2013	$10.13	$10.13
January 29, 2013	$10.21	$10.21
January 30, 2013	$10.21	$10.22
January 31, 2013	$10.21	$10.22

Each business day, our NAV per share for each class of shares is posted on our website, www.clarionpartnerstrust.com, and made available on our toll-free, automated telephone line, 1-877-999-REIT (7348).

Designation, Issuance and Sale of Series A Preferred Stock

On January 24, 2013, we classified 125 shares of our preferred stock as 12.5% Series A Cumulative Non-Voting Preferred Stock, $0.01 par value per share, which we refer to as the Series A preferred stock. On January 25, 2013, we issued and sold all of the shares of the Series A preferred stock in a private offering, which we refer to as the preferred stock offering, for $1,000 per share, or $125,000 in the aggregate, to 125 accredited investors who were not affiliated with us. We expect that the preferred stock offering will ensure that we will qualify as a REIT for the taxable year ended December 31, 2012. See the section of our prospectus captioned “Federal Income Tax Considerations.” The proceeds from the sale of the Series A preferred stock will be used for general corporate purposes.

The Series A preferred stock ranks senior to the Class A and Class W shares of our common stock. Holders of the Series A preferred stock are entitled to receive cumulative preferential cash distributions per share at a rate of 12.5% per annum of the total of $1,000, plus accumulated and unpaid distributions thereon. Our charter prohibits us from declaring any distributions on any junior equity securities (including the Class A and Class W shares) or redeeming any such securities unless the cumulative dividends on the outstanding Series A preferred stock have been declared and either (i) such distributions have been paid or (ii) sufficient funds for the payment thereof have been set aside.

We may redeem shares of the Series A preferred stock at our option, in whole or in part, at any time for a redemption price per share equal to the sum of (i) $1,000, (ii) all accrued and unpaid distributions thereon and (iii) if the date of the redemption is on or before December 31, 2014, a redemption premium of $100. Any shares of Series A preferred stock that we redeem will have the status of authorized but unissued and undesignated preferred shares. In addition, upon any liquidation, dissolution or winding up of our company, holders of shares of the Series A preferred stock are entitled to a liquidation preference equal to the redemption price per share. Holders of shares of the Series A preferred stock have no voting rights except with respect to (i) the authorization or issuance of any equity security senior to or on parity with the Series A preferred stock, (ii) any reclassification of the Series A preferred stock and (iii) any amendment to our charter that would materially and adversely affect any right, preference, privilege or voting power of the Series A preferred stock or increase the number of shares of authorized Series A preferred stock to a number greater than 125.